Exhibit 1

                   Excerpts from the Company's Proxy Statement

      Related Transactions

      Through June 18, 1997, and subject to the supervision of the Company's Board of Directors, assistance with the management of the business of the Company was provided by PaineWebber [Group, Inc. and certain affiliates ("PaineWebber")].

      For its services in finding and recommending investments, PaineWebber received a mortgage placement fee equal to 2% of the capital contributions of the Company. Mortgage placement fees totaling $1,504,000 were earned by PaineWebber during the Company's investment acquisition period. In connection with construction loans, a construction loan administration fee of 1% of each construction loan was paid by AHC [Angeles Housing Concepts, Inc.] to PaineWebber for administering such loan. In connection with acquisition loans, a due diligence fee of 1% of the principal amount of each such loan was paid by AHC to PaineWebber for conducting due diligence activities. Loan administration and due diligence fees totaling $752,010 were paid to PaineWebber during the Company's investment acquisition period from 1989 to 1992.

      Under the former advisory agreement, PaineWebber was entitled to receive 1% of disposition proceeds, as defined, until the Company's shareholders received dividends of net cash equal to their adjusted capital investments, as defined, plus a 12% non-compounded annual return on their adjusted capital investments, as defined, and all disposition proceeds thereafter until PaineWebber received an aggregate of 5% of disposition proceeds; and thereafter, 5% of disposition proceeds.

      Under the former advisory agreement, PaineWebber had specific management responsibilities: to perform day-to-day operations of the Company and to act as the investment advisor and consultant for the Company in connection with general policy and investment decisions. PaineWebber received an annual base fee and an incentive fee of 0.25% and 0.25%, respectively, of the capital contributions of the Company, as defined, as compensation for such services. Incentive fees are subordinated to Company shareholders' receipt of distributions of net cash sufficient to provide a return equal to 10% per annum. PaineWebber earned base management fees totaling $70,000, $88,000 and $89,000 for the years ended August 31, 1997, 1996, and 1995, respectively. Payment of incentive management fees was suspended effective April 15, 1993 in connection with a reduction in the Company's quarterly dividend payments.

      PaineWebber was reimbursed for direct expenses relating to the offering of shares of Company common stock, the administration of the Company and the acquisition and operations of the Company's real estate investments.

      PaineWebber performed certain accounting, tax preparation, securities law compliance and investor communications and relations services for the Company. Total costs incurred by PaineWebber in providing these services were allocated among several entities, including the Company. Included in general and administrative expenses on the consolidated statements of income included in the Annual Report accompanying this Proxy Statement for the years ended August 31, 1997, 1996 and 1995 is $155,000, $142,000 and $166,000, respectively, representing reimbursements to PaineWebber for providing such services to the Company.
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      Mitchell Hutchins Institutional Investors, Inc. ("Mitchell Hutchins")
provided cash management services with respect to the Company's cash assets. Mitchell Hutchins is a subsidiary of Mitchell Hutchins Asset Management Inc., an independently operated subsidiary of PaineWebber. Mitchell Hutchins earned $9,000, $6,000 and $4,000 (included in general and administrative expenses) for managing the Company's cash assets during fiscal 1997, 1996 and 1995, respectively. Fees charged by Mitchell Hutchins were based on a percentage of invested cash reserves which varies based on the total amount of invested cash which Mitchell Hutchins manages on behalf of PaineWebber.

      The advisory relationship with PaineWebber ceased on July 18, 1997; therefore the payment of advisor fees ceased as of that date. Other services, such as accounting, compliance, investor communications and relations, and cash management services ceased on August 31, 1997; therefore, the Company was not obligated to pay services fees past August 31, 1997 to PaineWebber or Mitchell Hutchins. Lease I [ILM I Lease Corporation] has retained Capital [Capital Senior Management 2, Inc.] to be the property manager of the Senior Housing Facilities and the Company has guaranteed the payment of all fees due to Capital under the terms of the management agreement which commenced on July 29, 1996. In November, 1996, Lawrence A. Cohen, President, Chief Executive Officer and Director of the Company and a Director of Lease I, was also named Vice Chairman and Chief Financial Officer of Capital Senior Living Corporation, an affiliate of Capital. On September 18, 1997, Lease I entered into an agreement with Capital Senior Development, Inc., an affiliate of Capital, to manage the development process for the potential expansions of several of the Senior Housing Facilities. Capital Senior Development, Inc. will receive a fee equal to 7% of the total development costs of these expansions, including fees to Capital Senior Development, Inc. The Company will reimburse Lease I for all costs related to these potential expansions, including fees to Capital Senior Development, Inc. During the quarter ended November 30, 1997, Capital Senior Development, Inc. earned fees of $96,810 for managing pre-construction development activities for potential expansions of the Senior Housing Facilities.

      Jeffry R. Dwyer is an employee of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., which acts as Counsel to the Company and its affiliates. Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., received fees from the Company of $46,000 for the year ended August 31, 1997.

      Each Director of the Company, other than Messrs. Schramm and Redele, is also a Director of Lease, the Company that leases and operates the senior housing facilities owned by the Company through a subsidiary.

Compensation of Directors and Executive Officers

The Company's Directors each receive an annual fee of $12,000 plus $500 for attending each board of directors meeting and reimbursement for expenses incurred in attending meetings, and as a result of other work performed for the Company. [If as a result of the vote taken at the 1998 Annual Meeting the number of directors is reduced, then the compensation to the Board members will be affected as follows:] Other than the Chairman of the Board, who after the date of the 1998 Annual Meeting will receive an annual fee of $27,000, plus $500 for attending each Board of Directors meeting, as well as reimbursement for expenses incurred in attending meetings and other compensation as a result of other work performed for the Company, officers of the Company are not compensated. Despite the $15,000 increase in compensation to Mr. Sharman as Chairman of the Board, by reducing the Company's Board of Directors from five members to three members the Company will save $9,000 in annual compensation and $1,000 in attendance fees per meeting, plus reduce its expense reimbursements for meeting attendance. Lawrence A. Cohen, President and Chief Executive Officer of the Company through the date
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of the Annual Meeting, is an employee of Capital Senior Living Corporation, an affiliate of Capital, and his employment with Capital Senior Living Corporation states that without Capital Senior Living Corporation's prior consent he can spend only a limited amount of time on non-Capital Senior Living Corporation activities. Capital Senior Living Corporation had consented to Mr. Cohen serving as President and Chief Executive Officer of the Company and ILM II. Jeffry R. Dwyer is an employee of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., which acts as Counsel to the Company. The former officers of the Company, who were also officers of PaineWebber, received compensation from PaineWebber which indirectly related to services to the Company, because the Company was required to pay certain fees to PaineWebber as described in "Related Transactions," above. When PaineWebber resigned as advisor to the Company, the former officers resigned effective the same date. Therefore, no services have been provided by such persons subsequent to June 18, 1997. Following the date of the Annual Meeting, J. William Sharman, Jr. will become the President, Chief Executive Officer and Chairman of the Board of the Company.